Exhibit (d)(10)

ALPS ADVISORS, INC.

1290 Broadway, Suite 1100

Denver, CO 80203

March 4, 2019

Ms. Kathryn Burns, Treasurer

ALPS ETF Trust

1290 Broadway, Suite 1100

Denver, CO 80203

Re:	ALPS ETF Trust (the “Trust”) – ALPS Equal Sector Weight ETF (the “Fund”)

Dear Mr. Kanwar:

This letter confirms the agreement of ALPS Advisors, Inc. (the “Adviser”) with the Trust to waive 0.19% of its annual advisory fee (exclusive of acquired fund fees and expenses, interest expenses, distribution fees or expenses, brokerage expenses, taxes and extraordinary expenses such as litigation and other expenses not incurred in the ordinary course of the Fund’s business) payable by the Trust on behalf of the Fund.

In addition, the Adviser will reimburse the Fund an amount equal to the Distribution Fees received by ALPS Portfolio Solutions Distributor, Inc. from the Underlying Sector ETFs (as defined in the Fund’s prospectus) attributable to the Fund’s investment in the Underlying Sector ETFs.

The Trust and the Adviser agree that the foregoing fee waiver and reimbursement for the Fund are effective from April 1, 2019 through at least March 31, 2020. This waiver may only be terminated by the Fund’s Board of Trustees (and not by the Adviser) prior to such date.

Your signature below acknowledges acceptance of this letter agreement:

ALPS ETF TRUST		ALPS ADVISORS, INC.

By:	/s/ Kathryn Burns	By:	/s/ Rahul Kanwar
Name:	Kathryn Burns	Name:	Rahul Kanwar
Title:	Treasurer	Title:	Authorized Representative